


03051717

UF 8-29-03

NITED STATES
...D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mewbourne Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3901 S. Broadway
(No. and Street)

Tyler, (City) Texas (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roe Buckley (903) 561-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas, (City) Texas (State) 75201 (Zip Code)

MAIL PROCESSING RECEIVED AUG 28 2003 WASH. D.C. 167 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Roe Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mewbourne Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GLENDA F. KLINE
Notary Public
STATE OF TEXAS
My Comm. Exp. 5-28-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

Mewbourne Securities, Inc.

Financial Statements and Supplemental Data
with Report of Independent Auditors
for the Years ended June 30, 2003 and 2002



PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

To the Board of Directors
Mewbourne Securities, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Mewbourne Securities, Inc. at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data on pages 8 and 9 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 26, 2003

Mewbourne Securities, Inc.
Statements of Financial Condition
June 30, 2003 and 2002

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,163	$ 18,893
Total current assets	19,163	18,893
Other assets	2,475	3,300
Deferred income taxes	281	-
Total assets	$ 21,919	$ 22,193
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable, affiliate	$ 49	$ 72
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	18,762	18,564
Retained earnings	3,098	3,547
Total stockholder's equity	21,870	22,121
Total liabilities and stockholder's equity	$ 21,919	$ 22,193

The accompanying notes are an integral part of the financial statements.

Mewbourne Securities, Inc.
Statements of Income (Loss)
for the Years ended June 30, 2003 and 2002

	2003	2002
Revenue:		
Interest income	$ 144	$ 214
Expense:		
Loss on expired warrants	825	-
Federal income tax expense	(232)	72
Net income (loss)	$ (449)	$ 142

The accompanying notes are an integral part of the financial statements.

Mewbourne Securities, Inc.
Statements of Changes in Stockholder's Equity
for the Years ended June 30, 2003 and 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at June 30, 2001	1,000	10	18,564	3,405	21,979
Net income	-	-	-	142	142
Balance at June 30, 2002	1,000	10	18,564	3,547	22,121
Capital contribution	-	-	198	-	198
Net income (loss)	-	-	-	(449)	(449)
Balance at June 30, 2003	1,000	$ 10	$ 18,762	$ 3,098	$ 21,870

The accompanying notes are an integral part of the financial statements.

Mewbourne Securities, Inc.
Statements of Cash Flows
for the Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (449)	$ 142
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred tax expense (credit)	(281)	-
Loss on expired warrants	825	-
Changes in operating assets and liabilities:		
Accounts payable, affiliate	(23)	(159)
Net cash provided by (used in) operating activities	72	(17)
Cash flows from financing activities:		
Capital contribution	198	-
Net cash provided by financing actvities	$ 198	-
Net change in cash and cash equivalents	270	(17)
Cash and cash equivalents, beginning of period	18,893	18,910
Cash and cash equivalents, end of period	$ 19,163	$ 18,893

During the years ended June 30, 2003 and 2002, the Company paid $70 and $231 for income taxes,

The accompanying notes are an integral part of the financial statements.

1. Organization and Significant Accounting Policies

Organization
Mewbourne Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Texas corporation that is a wholly-owned subsidiary of Mewbourne Holdings, Inc. ("MHI"). The Company facilitates the sponsorship of interests in certain oil and gas limited partnerships. The Company does not receive any fees in performing this function.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
Revenue consists of interest income earned on a money market cash account.

Cash and cash equivalents
The Company considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents.

Income taxes
The Company is included in MHI's consolidated federal income tax return. Income tax expense is calculated on a current basis at the MHI (consolidated) level and then allocated to the Company based on the ratio of its respective taxable income to the aggregate taxable income of all entities in the consolidated group that have taxable income. The Company reimburses MHI for its share of allocated taxes. Accounts payable, affiliate at June 30, 2003 and 2002 consisted entirely of unreimbursed income taxes to MHI.

In accordance with the provisions of Rule 15c3-1, this amount has been excluded from the computation of net capital as defined.

2. Income Taxes

In accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," the Company calculates its deferred tax asset as if it were a separate tax paying entity. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset at June 30, 2003 is comprised of temporary differences attributable to the loss on expired warrants. There were no temporary differences at June 30, 2002.

The components of Federal income tax expense for the year ended June 30, 2003 and June 30, 2002 are as follows:

	2003	2002
Current income taxes	$ 49	$ 72
Deferred income taxes	(281)	-
	$ (232)	$ 72

The tax rate does not differ from the statutory rate as there are no permanent differences. MSI believes it is more likely than not that the deferred tax asset will be realized as a result of the reversal of existing temporary differences. Accordingly, MSI believes that a valuation allowance is not required at June 30, 2003.

3. **Net Capital Requirements**

Pursuant to the net capital provisions of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2003 and 2002 the Company had net capital of $19,114 and $18,821, respectively, and a minimum net capital requirement of $5,000.

The Company's net capital ratio (aggregate indebtedness to net capital) at June 30, 2003 and 2002 approximated 0:1. The Company is required to maintain a net capital ratio of 15:1 or less.

4. **Related Party Transactions**

Mewbourne Oil Company (MOC), an affiliate, pays certain registration fees on behalf of the Company. The Company has no obligation to repay these fees to MOC.

During 2000, in connection with the NASDAQ offering, the Company as a member of the NASD exercised its right to acquire warrants to purchase common stock in the NASDAQ market. The warrants were purchased for $3,300 and are presented as other assets in the accompanying Statements of Financial Condition. In accordance with the provisions of Rule 15c3-1, this amount has been excluded from the computation of net capital as defined.

5. **Subordinated Liabilities**

The Company had no subordinated liabilities at any time during the years ended December 31, 2003 and 2002. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

SUPPLEMENTAL DATA

Mewbourne Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2003 and 2002

The computation of Net Capital as of June 30, 2003 and 2002 under Rule 15c3-1 of The Securities and Exchange Commission is as follows:

	2003	2002
Total ownership equity qualified for Net Capital	$ 21,870	$ 22,121
Less non-allowable assets	(2,756)	(3,300)
Net Capital	$ 19,114	$ 18,821
Less Net Capital requirement	(5,000)	(5,000)
Excess Net Capital	$ 14,114	$ 13,821

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

This computation of net capital pursuant to Rule 15c3-1 differs due to an audit adjustment from the corresponding net capital amount prepared by Mewbourne Securities, Inc. and included in the Company's Part II (unaudited) FOCUS report as of June 30, 2003 and 2002 by $523 and $67, respectively.

MEWBOURNE SECURITIES, INC.

STATEMENT OF OMITTED SUPPLEMENTAL DATA
JUNE 30, 2003 AND 2002

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Mewbourne Securities, Inc. claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

To the Board of Directors of
Mewbourne Securities, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Mewbourne Securities, Inc. (the "Company") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation



of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2003